Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 24, 2025, The Nasdaq Stock Market (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Direxion Daily CSCO Bull 2X ETF

Direxion Daily CSCO Bear 1X ETF

Direxion Daily QCOM Bull 2X ETF

Direxion Daily QCOM Bear 1X ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]